EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report relating to the consolidated financial statements and financial statement schedule of Cogdell Spencer Inc. and subsidiaries, dated March 16, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company changing its method of accounting for noncontrolling interests on January 1, 2009, and retrospectively adjusting all periods presented in the consolidated financial statements) and our report relating to the effectiveness of Cogdell Spencer Inc.’s internal control over financial reporting, dated March 16, 2010, both appearing in the Annual Report on Form 10-K of Cogdell Spencer Inc. for the year ended December 31, 2009.
/s/ DELOITTE & TOUCHE LLP
McLean, Virginia
August 23, 2010